EXHIBIT 99.3

September 16, 2019

TO:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

RE:	Mogo Inc. (the “Company)
Notice Pursuant to National Instrument 51-102 – Change of Auditor (“Notice”)

Dear Sirs/Mesdames:

As required by National Instrument 51-102, we have reviewed the information contained in the Notice dated September 16, 2019 given by the Company to MNP LLP.

In reference to the Notice of Change of Auditor, we wish to advise the relevant securities commissions that we have read the Notice and, based on knowledge as at the time of receipt of the Notice that we agree with the comments within the Notice.

Yours truly,

MNP LLP

Chartered Professional Accountants